Mail Stop 3010

January 28, 2010

Via U.S. Mail and Facsimile 703.373.0680

Mr. Kurt R. Harrington
Chief Financial Officer
Arlington Asset Investment Corp.
1001 Nineteenth Street North
Arlington, VA 22209

> **Re:** **Arlington Asset Investment Corp.**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Filed March 16, 2009**
> **Form 10-K/A for fiscal year ended December 31, 2008**
> **Filed April 30, 2009**
> **File No. 1-34374**

Dear Mr. Harrington:

We have completed our review of the above referenced filings and have no further comments at this time.

Sincerely,

Kevin Woody
Accounting Branch Chief